UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): March 10, 2025
___________

SERVICENOW, INC.
(Exact name of registrant as specified in its charter)

___________

Delaware	001-35580	20-2056195
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
2225 Lawson Lane
Santa Clara, California 95054
(Address of principal executive offices and Zip Code)
(408) 501-8550
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.001 per share	NOW	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 10, 2025, ServiceNow, Inc. (“ServiceNow”) issued a press release announcing the entry into an Agreement and Plan of Merger with Moveworks, Inc. (“Moveworks”), pursuant to which, upon the terms and subject to the conditions set forth therein, ServiceNow will acquire all of the outstanding shares of Moveworks. A copy of the press release is included as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in this Item 7.01 is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly stated by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.
	99.1	Press release dated March 10, 2025.
	104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward‑looking statements” about the expectations, beliefs, plans, intentions, and strategies relating to ServiceNow’s proposed acquisition of Moveworks. Such forward‑looking statements include, among others, statements regarding future product capabilities and offerings and expected benefits to ServiceNow and its customers arising from and in relation to the proposed acquisition and the timing of closing of the proposed acquisition. Forward‑looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward‑looking statements. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward‑looking statements we make. We undertake no obligation, and do not intend, to update the forward‑looking statements. Factors that may cause actual results to differ materially from those in any forward‑looking statements include, without limitation, challenges with completion of the proposed acquisition as anticipated, including obtaining regulatory approvals and other conditions to the completion of the proposed acquisition; the effect of the announcement or pendency of the proposed acquisition on Moveworks’ business, operating results, and relationships with customers, suppliers, competitors and others; risks that the proposed acquisition may disrupt Moveworks’ current plans and business operations; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the outcome of any legal proceedings related to the proposed acquisition; restrictions during the pendency of the proposed acquisition that may impact Moveworks’ ability to pursue certain business opportunities or strategic transactions; challenges or delays in assimilating or integrating Moveworks’ technology into our platform; challenges retaining employees of Moveworks after the proposed acquisition closes; unanticipated obligations or liabilities related to Moveworks’ legacy business; potential adverse tax consequences and the potential effects on the accounting of the proposed acquisition; and disruption to our business and diversion of our management’s attention and other resources. Further information on factors that could affect our financial and other results is included in the filings we make with the U.S. Securities and Exchange Commission from time to time.

Important Information and Where to Find It

This report relates to a proposed transaction between ServiceNow and Moveworks. ServiceNow will file a registration statement on Form S-4 with the SEC, pursuant to which the offer and sale of common stock of ServiceNow in the proposed transaction will be registered. ServiceNow also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, and all other relevant documents filed or that will be filed with the SEC by ServiceNow through the website maintained by the SEC at www.sec.gov. The documents filed by ServiceNow with the SEC also may be obtained free of charge at ServiceNow’s website at www.servicenow.com/company/investor-relations/sec-filings.html.

No Offer or Solicitation

This report is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SERVICENOW, INC.

	By:	/s/ Russell S. Elmer
Russell S. Elmer General Counsel

Date: March 10, 2025